
02007933

SEC 9-6-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 28 2002
WASH, D.C.
160
SECTION

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SEC FILE NUMBER
8-50981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Baldwin Anthony Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4131 N. Central Expressway, Suite 930
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baldwin Anthony Securities, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William L Baldwin
Signature

President
Title

Marilyn K. Oates
Notary Public


MARILYN K OATES
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-15-2003
NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BALDWIN ANTHONY SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2002

BALDWIN ANTHONY SECURITIES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Baldwin Anthony Securities, Inc.

We have audited the accompanying statement of financial condition of Baldwin Anthony Securities, Inc. as of June 30, 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Anthony Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 5, 2002

BALDWIN ANTHONY SECURITIES, INC.
Statement of Financial Condition
June 30, 2002

ASSETS

Cash	$ 73,337
Securities owned, at market value	3,300
Receivable from broker-dealers and clearing organizations	239,222
Furniture and equipment at cost, net of accumulated depreciation of $54,440	5,426
Other assets	6,558
	$ 327,843

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Financial Condition
June 30, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 7,404
Commissions payable	44,149
	51,553
Stockholders' equity:	
Common stock, 100,000 shares authorized with $1.00 par value, 80,000 issued and 40,000 outstanding	80,000
Additional paid-in capital	540,000
Treasury stock, 40,000 shares at cost	(288,000)
Retained earnings (deficit)	(55,710)
Total stockholders' equity	276,290
	$ 327,843

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2002

Revenues:	
Securities commissions	$ 1,028,108
Sale of investment company shares	8,373
Other revenue related to securities business	12,908
Interest income	3,707
	1,053,096
Expenses:	
Compensation and benefits	679,556
Commissions and clearance paid to all other brokers	229,558
Communications	32,852
Promotional costs	29,595
Regulatory fees and expenses	3,753
Occupancy and equipment costs	43,067
Other expenses	20,955
	1,039,336
Net income before income taxes	13,760
Provision for income taxes	-0-
Net income	$ 13,760

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2002

	Common Stock		Additional Paid-In	Treasury Stock		Retained Earnings	
	Shares	Amount	Capital	Shares	Amount	(Deficit)	Total
Balances at June 30, 2001	80,000	$ 80,000	$ 540,000	20,000	$ (145,000)	$ (69,470)	$ 405,530
Purchase of treasury stock				20,000	(143,000)		(143,000)
Net income						13,760	13,760
Balances at June 30, 2002	80,000	$ 80,000	$ 540,000	40,000	$(288,000)	$ (55,710)	$ 276,290

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2002

Balance at June 30, 2001	$ -0-
Increases	-0-
Decreases	-0-
Balance at June 30, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:	
Net income	$ 13,760
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	7,443
Change in assets and liabilities:	
Decrease in receivable from broker-dealers	
and clearing organizations	154,476
Decrease in accounts payable	(3,901)
Increase in commissions payable	3,812
Decrease in payable to officers	(6,731)
Net cash provided (used) by operating activities	168,859
Cash flows from investing activities:	
Purchase of furniture and equipment	(2,136)
Purchase of treasury stock	(143,000)
Net cash provided (used) by investing activities	(145,136)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash	23,723
Cash at beginning of period	49,614
Cash at end of period	$ 73,337
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Notes to Financial Statements
June 30, 2002

Note 1 - Summary of Significant Accounting Policies

Baldwin Anthony Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Treasury stock is accounted for using the cost method.

Furniture and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over an estimated useful life of five years. Depreciation expense for the year ended June 30, 2002 was $7,443 and is reflected in occupancy and equipment costs.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital of approximately $261,006 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .20 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company has elected to report its income as an S corporation for federal income tax purposes. An S corporation passes its taxable income on to its stockholders, who report the income on their personal returns. Accordingly, the Company does not reflect a provision for federal income taxes in its financial statements.

Note 5 - Concentration Risk

At various times during the year ended June 30, 2002, the Company had cash balances in excess of federally insured limits of $100,000.

Note 6 - Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease at June 30, 2002 are as follows:

June 30,	
2003	$ 27,984
2004	23,320
	$ 51,304

Note 6 - Lease Commitments, continued

Rent expense for the year ended June 30, 2002 was $27,842 and is reflected in occupancy and equipment costs.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2002

Schedule I

BALDWIN ANTHONY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 276,290
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		276,290
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	$ 5,426	
Other assets	6,558	(11,984)
Net capital before haircuts on securities positions		264,306
Haircuts on securities		
Nonmarketable securities		(3,300)
Net capital		$ 261,006

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 7,404
Commissions payable	44,149
Total aggregate indebtedness	$ 51,553

Schedule I (continued)

BALDWIN ANTHONY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,439
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 161,006
Excess net capital at 1000%	$ 255,851
Ratio: Aggregate indebtedness to net capital	.20 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 254,275
Decrease in payable to officers	6,731
Net capital per audited report	$ 261,006

Schedule II

BALDWIN ANTHONY SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Correspondent Services Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2002



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Baldwin Anthony Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Baldwin Anthony Securities, Inc. (the "Company"), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 5, 2002